UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

RING ENERGY, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

76680V108
(CUSIP Number)

August 5, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76680V108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William R. Kruse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 38,100[1]
	6	SHARED VOTING POWER 3,720,828[1]
	7	SOLE DISPOSITIVE POWER 38,100[1]
	8	SHARED DISPOSITIVE POWER 3,720,828[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,928[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%[2]
12	TYPE OF REPORTING PERSON (see instructions) IN

1	William R. Kruse owns 38,100 shares of stock in his individual accounts over which he has sole voting and dispositive power. William R. Kruse and Deborah L. Kruse own 3,683,472 shares in accounts as joint tenants with right of survivorship. Deborah L. Kruse owns 37,356 shares in her sole name, over which she and William R. Kruse have shared voting and dispositive power.

2	Based on 67,980,575 shares issued and outstanding as shown on the cover page for the Issuer’s 10-Q filed for the quarter ended June 30, 2020.

CUSIP No. 76680V108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deborah L. Kruse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0[1]
	6	SHARED VOTING POWER 3,720,828[1]
	7	SOLE DISPOSITIVE POWER 0[1]
	8	SHARED DISPOSITIVE POWER 3,720,828[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,720,828[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%[2]
12	TYPE OF REPORTING PERSON (see instructions) IN

1	William R. Kruse owns 38,100 shares of stock in his individual accounts over which he has sole voting and dispositive power. William R. Kruse and Deborah L. Kruse own 3,683,472 shares in accounts as joint tenants with right of survivorship. Deborah L. Kruse owns 37,356 shares in her sole name, over which she and William R. Kruse have shared voting and dispositive power.

2	Based on 67,980,575 shares issued and outstanding as shown on the cover page for the Issuer’s 10-Q filed for the quarter ended June 30, 2020.

Item 1(a).	Name of Issuer:

RING ENERGY, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

901 West Wall St., 3rd Floor, Midland, TX 79701

Item 2(a).	Name of Person Filing:

William R. Kruse

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1340 S. Main Street, Suite 300, Grapevine, TX 76051

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number: 76680V108

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership William R. Kruse:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		3,758,928 shares
	(b)	Percent of Class:		5.5%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	38,100 shares
		(ii)	shared power to vote or to direct the vote:	3,720,828 shares
		(iii)	sole power to dispose or to direct the disposition of:	38,100 shares
		(iv)	shared power to dispose or to direct the disposition of:	3,720,828 shares

Item 4.	Ownership Deborah L. Kruse:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		3,720,828 shares
	(b)	Percent of Class:		5.5%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	0 shares
		(ii)	shared power to vote or to direct the vote:	3,720,828 shares
		(iii)	sole power to dispose or to direct the disposition of:	0 shares
		(iv)	shared power to dispose or to direct the disposition of:	3,720,828 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2020
Date

/s/ William R. Kruse
Signature

William R. Kruse, Individual
Name/Title

/s/ Deborah L. Kruse
Signature

Deborah L. Kruse, Individual
Name/Title

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of Ring Energy, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: August 13, 2020	/s/ William R. Kruse
WILLIAM R. KRUSE

/s/ Deborah L. Kruse
Date: August 13, 2020	DEBORAH L. KRUSE